Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 3

(To Prospectus dated April 29, 2015)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale)

This Prospectus Supplement No. 3 amends and supplements the Prospectus dated April 29, 2015 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of November 13, 2015, the closing sale price of our ordinary shares was $8.00 per share.

This Prospectus Supplement No. 3 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on November 17, 2015, which is set forth below. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus dated April 29, 2015, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 3 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is November 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2015

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2015 third quarter and nine months ended September 30, 2015.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) September 30,	(Audited) December 31,
	2015	2014
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	486,285	528,527
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2014 and September 30, 2015, respectively	316,674	278,553
Inventories	106,504	96,030
Deposits, prepayment and other receivables	51,840	50,204
Total current assets	961,303	953,314

Property, plant and equipment, net	315,847	283,500
Prepaid lease payments, net	18,547	19,692
Deferred tax assets	20,039	14,212
Intangible assets	438	438
Total assets	1,316,174	1,271,156
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	51,116	21,429
Trade payables	135,624	125,854
Other payables and accruals	133,419	103,576
Tax payable	65,645	58,736
Total current liabilities	385,804	309,595

Bank Borrowings	7,143	28,571
Total liabilities	392,947	338,166

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	8,534	10,137
Retained earnings	888,543	896,703
Total shareholders’ equity	923,227	932,990

Total liabilities and shareholders’ equity	1,316,174	1,271,156

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended September 30,		For the 9-month period ended September 30,
	2015	2014	2015	2014
	HK$	HK$	HK$	HK$

Revenues	360,712	343,270	976,415	880,463
Cost of revenues	(257,249)	(254,790)	(729,164)	(676,045)
Gross profit	103,463	88,480	247,251	204,418

Operating expenses, net
Selling, general and administrative expenses	(49,851)	(47,018)	(122,646)	(104,517)
Other income	618	463	1,305	1,627
Gain/(loss) on disposal of a subsidiary	-	(432)	-	29,125
Written-off of property, plant and equipment	(858)	(8)	(2,119)	(448)
Gain on disposal of property, plant and equipment	1,712	391	4,142	942
Total operating expenses, net	(48,379)	(46,604)	(119,318)	(73,271)

Income from operations	55,084	41,876	127,933	131,147

Interest income	204	501	1,139	1,056
Interest expense	(338)	(413)	(1,138)	(1,281)
Income before income tax expense	54,950	41,964	127,934	130,922

Income tax expense	(4,494)	(8,635)	(14,994)	(18,348)
Net income	50,456	33,329	112,940	112,574

Other comprehensive expense
Foreign currency translation adjustment	(6,184)	(6,179)	(1,603)	(8,330)
Comprehensive income attributable to Plastec Technologies, Ltd.	44,272	27,150	111,337	104,244

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$3.9	HK$2.6	HK$8.7	HK$8.7

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$3.9	HK$2.6	HK$8.7	HK$8.7

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the year	-	-	-	-	167,821	167,821
Dividends paid	-	-	-	-	(30,275)	(30,275)
Warrants repurchases	-	-	(406)	-	-	(406)
Cumulative translation adjustment	-	-	-	(7,764)	-	(7,764)
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the period	-	-	-	-	112,940	112,940
Dividends paid	-	-	-	-	(121,100)	(121,100)
Cumulative translation adjustment	-	-	-	(1,603)	-	(1,603)
Balance at September 30, 2015	12,938,128	101	26,049	8,534	888,543	923,227

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9-month period ended September 30,
	2015	2014
	HK$	HK$
Operating activities
Net income	112,940	112,574
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,265	82,859
Gain on disposal of a subsidiary	-	(29,125)
Loss on written-off of property, plant and equipment	2,119	448
Gain on disposal of property, plant and equipment	(4,142)	(942)
Deferred tax credit	(6,021)	(1,829)
Changes in operating assets and liabilities:
Trade receivables	(38,121)	(21,159)
Inventories	(10,474)	8,123
Deposits, prepayment and other receivables	(1,636)	(8,493)
Trade payables	9,770	25,470
Other payables and accruals	27,729	(2,449)
Tax payables	5,806	17,328
Net cash provided by operating activities	170,235	182,805

Investing activities
Purchase of property, plant and equipment	(106,321)	(24,740)
Proceeds from disposal of a subsidiary	-	43,015
Proceeds from disposal of property, plant and equipment	8,289	1,204
Deposits for purchase of property, plant and equipment	-	(10,681)
Net cash (used in)/generated from investing activities	(98,032)	8,798

Financing activities
Repurchases of shares and/or warrants	-	(406)
Net proceeds/(repayment) from/ of bank borrowings	8,258	(16,360)
Dividends paid	(121,100)	(30,275)
Net cash used in financing activities	(112,842)	(47,041)

Net (decrease)/increase in cash and cash equivalents	(40,639)	144,562

Effect of exchange rate changes on cash and cash equivalents	(1,603)	(7,580)

Cash and cash equivalents, beginning of period	528,527	348,901
Cash and cash equivalents, end of period	486,285	485,883

Supplementary disclosures of cash flow information:
Interest (received)/paid, net	(1)	225
Income taxes paid	15,210	2,849

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$ whereas RMB may be converted to US$ using the exchange rate of 6.4 RMB for every 1 US$.

Results of Operations

Operating results for the third quarter ended September 30, 2015 compared to the third quarter ended September 30, 2014

We recorded an approximately 5.1% increase in revenue for the third quarter ended September 30, 2015 to HK$360.7 million compared to the corresponding period in the prior year. The increase in revenue was primarily a result of our continued focus on soliciting new orders from existing and new customers, at the same time, further eliminating sales orders with low margins.

Our gross profit likewise increased by approximately 16.9%, or HK$15.0 million, to HK$103.5 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, and also our on-going efforts in streamlining our manufacturing operation and process to reduce costs. Gross profit margin further improved to 28.7% from 25.8% compared to the corresponding period in the prior year. Income before income tax expenses increased by approximately 30.9%, or HK$13.0 million, to HK$55.0 million compared to the corresponding period in the prior year.

Income tax expense was HK$4.5 million compared to HK$8.6 million in the corresponding period in the prior year, representing an effective income tax rate was 8.2% compared to 20.6% in the corresponding prior year period.

Net income after tax increased by approximately by 51.4%, or HK$17.1 million, to HK$50.5 million in the third quarter ended September 30, 2015, compared to the corresponding period in the prior year.

Operating results for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

We recorded an approximately 10.9% increase in revenue for the nine months ended September 30, 2015 to HK$976.4 million compared to the corresponding period in the prior year, as a result of our continued focus on soliciting new orders from existing customers as well as new customers throughout this period.

Our gross profit increased by approximately 21.0%, or HK$42.8 million, to HK$247.3 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products and our on-going efforts in cost control throughout the period. Gross profit margin improved to 25.3% from 23.2% compared to the corresponding period in the prior year.

We recorded an approximately 2.3% decrease in income before income tax expenses for the third quarter ended September 30, 2015 to HK$127.9 million compared to the corresponding period in the prior year. The decrease was mainly attributable to the relative effect arising from a one-off gain on disposal of a subsidiary for HK$29.1 million recorded in the corresponding period in the prior year. Excluding the effect of this prior corresponding period one-off transaction, our operating income before income tax increased by approximately 25.7%.

Income tax expense was HK$15.0 million compared to HK$18.3 million in the corresponding period in the prior year. Excluding the effect of the aforesaid prior corresponding period one-off gain on disposal of a subsidiary, our effective income tax rate was 11.7% compared to 18.0% in the corresponding prior year period and our net income after tax increased by approximately 35.3% to HK$112.9 million, compared to the corresponding period in the prior year.

Balance sheet positions as at September 30, 2015 compared to December 31, 2014

Total assets increased by HK$45.0 million or approximately 3.5% to HK$1,316.2 million as of September 30, 2015 compared to HK$1,271.2 million as of December 31, 2014. This increase was mainly attributed to a HK$38.1 million increase in trade receivables, a HK$10.5 million increase in inventories and a HK$32.3 million increase in net assets values of property, plant and equipment, against a HK$42.2 million decrease in cash and cash equivalents.

Total liabilities increased by approximately HK$54.8 million, or 16.2%, to HK$392.9 million as of September 30, 2015 compared to HK$338.2 million as of December 31, 2014. This increase was mainly attributable to a HK$29.8 million increased in other payables and accruals, a HK$9.8 million increase in trade payables and a HK$8.3 million increase in bank borrowings.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the nine months ended September 30, 2015, we recorded HK$40.6 million cash outflow as compared to HK$144.6 million cash inflow in the same corresponding period in the prior year, which included HK$43.0 million proceeds from the disposal of a subsidiary in that prior period.

We generated HK$170.2 million cash inflow from operating activities as compared to HK$182.8 million cash inflow in the corresponding period in the prior year. Net cash used in investing activities was HK$98.0 million compared to net cash inflow of HK$8.8 million in the corresponding period in the prior year which included HK$43.0 million proceeds from the aforesaid disposal of a subsidiary.

Net cash used in financing activities for the period was HK$112.8 million which included dividends payment in aggregate of HK$121.1 million, compared to HK$47.0 million net cash used in financing activities in the corresponding period in the prior year which included dividends payment of HK$30.3 million.

Subsequent Events

As previously reported, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of our shareholding interests in our wholly-owned subsidiary, Plastec International Holdings Limited (“Plastec”) for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”).

To finance the Transfer Price, SYB, the shares of which are listed and traded on the ChiNext Board of Shenzhen Stock Exchange, intends to raise funds of no less than RMB 1,250,000,000 through a private placement (the “Private Placement”), which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of our interests in Plastec. Should the funds to be raised through Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB has agreed to pay, through the HK Subsidiary, to the Company any shortfall with funds raised by SYB through other means.

Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approves the Private Placement. The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and the Company jointly, and shall be payable to the Company upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018.

The transaction is expected to be consummated (the “Closing”) after the required approval by the Company’s shareholders and the fulfillment of certain other conditions, as described herein and in the Agreement. However, there can be no assurance that Closing will actually occur.

Upon Closing, we will no longer own Plastec. Thereafter, our only operations will generally be to complete certain projects currently under way, collect rental income from certain property we own and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities.

The proceeds from the transaction will be received by us, not our shareholders. We will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of our Board, to provide liquidity to our shareholders through one or more interim dividends. It is anticipated that the first tranche of net proceeds from the transaction to us will be an aggregate of approximately RMB 770,000,000 (or US$120,312,500), or RMB 59.5 (or approximately US$ 9.30) per outstanding ordinary share.

Complete information on the terms of the proposed transaction can be found in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2015.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: November 17, 2015